Exhibit 99.2

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

14 August 2007

Commissioners,

We are aware that our report dated 14 August 2007 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2007 and 2006 and included in the Company’s report on Form 6-K for the six months ended June 30, 2007 is incorporated by reference in its Registration Statements on Form F-3 (Registration Nos. 333-104748, 333-13200, 333-12642, 333-121431, 333-121760, 333-135718, and 333-131479).

Yours very truly,

PricewaterhouseCoopers